Jimmy Paola Work History

Jimmy Paola is a successful self made American entrepreneur who founded his company Jimmy's Permits service in Los Angeles California over 30 years ago, where he currently works today. Jimmy's unique niche business includes securing special events permits for many Hollywood red carpet events, movie premiers, street closers for TV commercials and fortune 500 company brand launches. Jimmy is also an investor, who has a diversified portfolio including real estate and other start up companies. Jimmy also has passion for soccer, in addition to owning Flower City Union, he is also a Suite holder with the LA Galaxy and LAFC Major League Soccer clubs.